

Mail Stop 3561

June 25, 2009

Mr. Steven J. Malcolm
Chief Executive Officer
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

      Re: The Williams Companies, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 25, 2009
             Form 10-Q for Period Ended March 31, 2009
             Filed April 30, 2009
             File No. 0-8814

Dear Mr. Malcolm:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Jennifer Thompson
                        Accounting Branch Chief